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                                          ______________________________________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                        Encompass Services Corporation
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, Par Value $.001
________________________________________________________________________________
                         (Title of Class of Securities)


                                   29255U104
        _______________________________________________________________
                                (CUSIP Number)


                               Mr. Andrew Africk
                        c/o Apollo Management IV, L.P.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY 10019
                                 (212)261-4000
                                with copies to:


   Michael D. Weiner                         John M. Scott, Esq.
   Apollo Management IV, L.P.                O'Sullivan Graev & Karabell, LLP
   1999 Avenue of the Stars, Suite 1900      30 Rockefeller Plaza, 24th Floor
   Los Angeles, CA  90067                    New York, NY  10112
   (310) 201-4100                            (212) 408-2400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               February 22, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies of this statement are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Convertible Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BOSS II, LLC*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,299,357 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          18,299,357 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,299,357 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,299,357 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,299,357 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO INVESTMENT FUND IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,589,886 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,586,857 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,589,886 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,586,857 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,586,857 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO OVERSEAS PARTNERS IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            996,971 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,586,857 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             996,971 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,586,857 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,586,857 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO ADVISORS IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,586,857 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,586,857 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,586,857 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       APOLLO MANAGEMENT IV, L.P.*
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,586,857 SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,586,857 SHARES OF COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,586,857 SHARES OF COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     *Background to the Transaction.
      -----------------------------

     On July 28, 1999, Boss Investment, LLC, a Delaware limited liability company and former affiliate of the Reporting Entities (as such term is defined below) was dissolved and distributed the Convertible Notes and Warrants (as defined below) to its members, Apollo Investment Fund IV, L.P. ("AIF IV") and Apollo Overseas Partners IV, L.P. ("AOP IV"), each of whom is a Reporting Entity, resulting in direct beneficial ownership by AIF IV and AOP IV of $94.91 million and $5.09 million, respectively, of the 7.5% Junior Subordinated Convertible Debentures (the "Convertible Notes") of Building One Services Corporation, a Delaware corporation ("Building One"). The Convertible Notes were initially convertible into 4,218,222 shares and 226,222 shares of Common Stock of Building One, par value $.001 per share (the "Original Common Stock"), respectively. The distribution also resulted in direct beneficial ownership by AIF IV and AOP IV of warrants (the "Warrants") to purchase 977,573 and 52,427 shares of the Original Common Stock, respectively.

     On November 2, 1999, Building One and Group Maintenance America Corp., a Texas corporation and predecessor in interest to Encompass Services Corporation (the "Issuer"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Building One agreed to merge with and into the Issuer, with the Issuer being the surviving corporation (the "Merger"). The closing of the Merger was conditioned upon, among other things, the approval of the shareholders of each of Building One and the Issuer, concurrent completion of the investment by the Investor (as described below) in the Issuer, regulatory approval, the Issuer obtaining the senior debt facility, with terms reasonably acceptable to the Issuer and Building One, in an amount of at least $800,000,000 and other customary closing conditions.

     Simultaneously with the execution of the Merger Agreement, BOSS II, LLC, a Delaware limited liability company (the "Investor"), whose members are AIF IV and AOP IV, entered into a Subscription and Exchange Agreement with the Issuer (the "Exchange Agreement"), pursuant to which the Investor agreed to acquire 256,191 shares of Convertible Preferred Stock, $.001 par value per share, of the Issuer (the "Convertible Preferred"), in exchange for the Convertible Notes, plus accrued but unpaid interest thereon and $150,000,000 in cash. The Convertible Preferred to be issued pursuant to the Exchange Agreement would initially be convertible into approximately 18,299,357 shares of the Issuer's Common Stock, par value $0.001 (the "Issuer Common Stock"), at a conversion price of $14.00 per share. In connection with the execution of the Exchange Agreement, the Investor, AIF IV and AOP IV executed a letter agreement pursuant to which the Investor agreed, upon a closing under the Exchange Agreement to transfer the Convertible Notes in accordance with the terms thereof and subject to the conditions set forth therein. The closing of the transactions contemplated in the Exchange Agreement was conditioned upon the closing of the Merger.

     Pursuant to the Merger Agreement, the Warrants would be assumed by the Issuer and continue to have and be subject to the same terms and conditions set forth in the Warrants, except that such Warrants would be exercisable for that number of whole shares of Issuer Common Stock equal to the product of the number of shares of Original Common Stock covered by the Warrants immediately prior to the effective time of the Merger multiplied by 1.25. Immediately after the consummation of the Merger, the Warrants would be excisable by AIF IV and AOP IV for an aggregate of 1,287,500 shares of Issuer Common Stock, at an exercise price of $16.00 per share.

     On February 22, 2000, the parties consummated the transactions contemplated by the Merger Agreement, and the name of the Issuer was changed to "Encompass Services Corporation".

     The Reporting Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of the Reporting Persons, the Reporting Persons will amend this Schedule 13D.


        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

     ITEM  1.  SECURITIES AND ISSUER.

                        This statement relates to the Convertible Preferred
               Stock, par value $0.001 per share ("Convertible Preferred Stock"), and the Common Stock, par value $0.001 per share ("Common Stock"), of Encompass Services Corporation, a Texas corporation. Encompass Services Corporation is the successor to Group Maintenance America Corp., which changed its name to "Encompass Services Corporation" on February 22, 2000. The address of the principal executive office of the Encompass Services Corporation is 8 Greenway Plaza, Suite 1500, Houston, Texas, 77046.

     ITEM 2.   IDENTITY AND BACKGROUND.

(a)-(c) and             This statement is filed jointly by (i) BOSS II, LLC, a
(f)            Delaware limited liability company (the "Investor"); (ii)
               Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"); (iii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands ("AOP IV"); (iv) Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors") and the general partner of each of AIF IV and AOP IV, and (v) Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of
               Section 13(d)(3) of the Securities Exchange Act of 1934.

                        AIF IV and AOP IV are principally engaged in the
               business of investing in securities. Advisors is principally engaged in the business of serving as general partner of AIF IV and managing general partner of AOP IV. The principal office of each of the Reporting Entities is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                        Apollo Capital Management IV, Inc., a Delaware
               corporation ("Capital Management IV"), is the general partner of Advisors. Capital Management IV is principally engaged in the business of serving as general partner to Advisors.

                        Apollo Management IV serves as manager of the each of
               AIF IV and AOP IV and manages their day-to-day operations.

                        AIF IV Management, Inc., a Delaware corporation ("AIM
               IV"), is the general partner of Apollo Management IV. AIM IV is principally engaged in the business of serving as general partner to Apollo Management IV.

                        The respective addresses of the principal office of
               Capital Management IV, Apollo Management IV and AIM IV are c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577. Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of AOP IV. Administration is principally engaged in the business of serving as administrative general partner of AOP IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

                        Attached as Appendix A to Item 2 is certain information
               concerning the principals, executive officers, directors and principal shareholders of the Reporting Entities and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)             None of the Reporting Entities or any of the persons or
               entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                        The Investor financed the cash portion of the
               consideration from capital contributions totaling $150,000,000 from its members. In addition, each member of the Investor contributed its respective pro rata portion of approximately $106,191,000 of 7.5% Junior Subordinated Convertible Debentures (the "Convertible Notes") of Building One Services Corporation, a Delaware corporation ("Building One") and warrants to purchase 1,030,000 shares of the Common Stock of Building One (the "Warrants").

     ITEM 4.   PURPOSE OF THE TRANSACTION.

                        The purpose of the transactions was to acquire (i)
               256,191 shares of Convertible Preferred Stock, par value $0.001, of the Issuer with an aggregate stated value of approximately $256,191,000 (the "Convertible Preferred Stock") and (ii) warrants to purchase 1,287,500 shares of Common Stock, par value $0.001 (the "Common Stock"), of the Issuer (the "Issuer Warrants"), at an exercise price of $16.00 per share. The Issuer used the cash proceeds from the sale of the Preferred Stock to finance the repurchase of 11,048,500 shares of Common Stock from the Issuer's stockholders at a price $13.50 per share.

                        On February 22, 2000, in accordance with the terms of
               the Agreement and Plan of Merger, dated as of November 2, 1999, as amended (the "Merger Agreement"), between Group Maintenance America Corp. (the "Issuer") and Building One Services Corporation ("Building One"), Building One was merged with and into the Issuer (the "Merger"). In connection with the Merger, the Issuer changed its name to "Encompass Services Corporation", and the Common Stock continues to be listed on the New York Stock Exchange under the symbol ESR.

                        Under the terms of the Merger Agreement, each share of
               Common Stock, $.001 par value, of Building One ("Building One Common Stock") outstanding at the effective time of the Merger was converted into the right to receive 1.25 shares of Common Stock. The Warrants were assumed by the Issuer and continue to have and be subject to the same terms and conditions set forth therein, except that the Warrants shall be exercisable for that number of whole shares of Common Stock equal to the product of the number of shares of Building One Common Stock covered by the Warrant multiplied by 1.25. The Warrants are currently exercisable by AIF IV and AOP IV for 1,287,500 shares of Common Stock, at an exercise price of $16.00 per share.

                        The Issuer filed a Statement of Designations with the
               Secretary of State of Texas "Statement of Designations"), authorizing the Convertible Preferred Stock and setting forth the rights, privileges and preferences thereof. In connection with the Merger, and pursuant to a Subscription and Exchange Agreement, dated as of November 2, 1999, between the Issuer and the Investor (the "Exchange Agreement"), the Issuer issued to the Investor 256,191 shares of Convertible Preferred Stock in exchange for $150 million in cash and all of the outstanding Convertible Notes. In connection with the consummation of the transactions contemplated by the Exchange Agreement, the Issuer and the Investor also entered into the Investors' Rights Agreement, dated February 22, 2000 (the "Investors' Rights Agreement"), providing for, among other things, certain registration rights for the holders of the Convertible Preferred Stock.

                        Each share of Convertible Preferred Stock is initially
               convertible into 18,299,357 shares of Common Stock determined by dividing (i) the $1,000 liquidation preference of the Convertible Preferred Stock, plus the amount of all accrued or accumulated and unpaid dividends as of the date the holder of the shares of Convertible Preferred Stock elects to convert, by (ii) the conversion price of $14.00, which is subject to adjustment. The Convertible Preferred Stock bears a preferred cumulative dividend at the rate of 7.25% per year. The Convertible Preferred Stock issued represents 100 of the outstanding Convertible Preferred Stock.

                        The Investor will be dissolved and will distribute the
               Convertible Preferred Stock and the Warrants to its members, each of whom is a Reporting Entity, resulting in direct beneficial ownership by AIF IV and AOP IV of approximately 242,946 shares and 13,245 shares of Convertible Preferred Stock with stated values of $242,956,000 and $13,245,000, respectively. These shares of Convertible Preferred Stock correspond to approximately 17,353,280 and 946,077 shares of Common Stock upon conversion, respectively. The distribution will also result in direct beneficial ownership by AIF IV and AOP IV of warrants to purchase 1,221,966 and 65,534 shares of Common Stock, respectively.

                        The Merger Agreement, the Exchange Agreement, the
               Investors' Rights Agreement and the Statement of Designations each contain other terms and conditions. The foregoing description of such agreements is qualified in its entirety by reference to the text of such agreements, copies or forms of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

                        Except as set forth in this Item 4, the Reporting
               Entities have no present plans or proposals to acquire additional securities of the Issuer. However, the Reporting Entities reserve the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Issuer's Securities. Upon a material change in the beneficial ownership of the Reporting Persons, the Reporting Persons will amend this Schedule 13D.

     ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

(a)                     Assuming conversion of the Convertible Preferred Stock
               and exercise of the Building One Warrants, the Reporting Entities beneficially own Convertible Preferred Stock and warrants convertible into an aggregate of 19,587,500 shares of Common Stock, or approximately 24.6% of the total issued and outstanding shares of Common Stock./1/

                        Information concerning the identity and background of
               such persons who share in the power to vote or to direct the vote or to dispose or direct the disposition of such Common Stock is as set forth in Appendix A to Item 2 and is incorporated herein by reference.

(b)            The responses set forth in Item 4 are incorporated herein.

__________________________
/1/ BOSS II does not have direct beneficial ownership of the Warrants to purchase 1,287,500 shares of Common Stock. The Warrants are owned directly by AIF IV and AOP IV

(c)   Not applicable.
(d)   Not applicable.
(e)   Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The responses set forth in Item 4 are incorporated herein.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement and Plan of Merger, dated as of November 2, 1999, by and between the Issuer and Building One.

     2. Subscription and Exchange Agreement, dated as of November 2, 1999, between the Investor, LLC, and the Issuer.

     3.  Form of Investors' Rights Agreement between the Issuer and the
Investor.

     4.  Form of Statement of Designations for the Convertible Preferred Stock.

     APPENDIX A TO ITEM 2
     ----------

     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Advisors, Capital Management IV, Apollo Management IV and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

     The principal business of Advisors is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons, and the principal business of Capital Management IV is that of serving as general partner of Advisors.

     The directors and principal executive officers of Capital Management IV and Apollo Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV. Messrs. Black and Hannan are also limited partners of Advisors IV. Mr. Black is the President and director of AIM IV, the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIM IV. AIM IV is principally engaged in the business of serving as general partner of Apollo Management IV.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive investment managers (collectively "Apollo Advisors") with respect to the Apollo Investment Funds, including AIF IV and Apollo Real Estate Advisors, L.P. and its successive investment managers (collectively "AREA") with respect to the Apollo Real Estate Investment Funds. The principal business of Apollo Advisors is to provide advice regarding investments in securities on behalf of the Apollo Investment funds and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments on behalf of the Apollo Real Estate Investment funds. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of BOSS II, LLC, Apollo Investment Fund IV, L.P., Apollo Advisors IV, L.P., Apollo Management IV, L.P. and Apollo Overseas Partners IV, L.P.

     Dated as of the 2nd day of March, 2000.


BOSS II, LLC                             APOLLO ADVISORS IV, L.P.

                                         By: Apollo Capital Management IV, Inc.,
                                             its General Partner
By:  /s/  Michael D. Weiner
   ----------------------------
   Name:  Michael D. Weiner
   Title: Secretary                      By: /s/  Michael D. Weiner
                                            --------------------------------
                                            Name:  Michael D. Weiner
                                            Title: Vice President


                                         APOLLO OVERSEAS PARTNERS IV, L.P.
APOLLO INVESTMENT FUND IV, L.P.

                                         By:  Apollo Advisors IV, L.P.,
By:  Apollo Advisors IV, L.P.,                its General Partner
     its General Partner

By:  Apollo Capital Management IV, Inc.,
     its General Partner                 By: Apollo Capital Management IV, Inc.
                                             its General Partner

By:  /s/ Michael D. Weiner
   ------------------------------
   Name:  Michael D. Weiner               By:/s/  Michael D. Weiner
   Title: Vice President                     --------------------------------
                                             Name:  Michael D. Weiner
                                             Title:    Vice President

APOLLO MANAGEMENT IV, L.P.

By:  /s/ Michael D. Weiner
   ------------------------------
Name:  Michael D. Weiner
Title: Vice President